GROUP PENSION PLAN DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.

This Endorsement applies only to a Contract owned by a trust exempt from tax under Section 501 of the Internal Revenue Code ("Code") on behalf of a group pension or profit sharing plan qualified under Section 401(a) of the Code. In such event, the trust may change the Annuitant at any time prior to the Income Date and upon the death of the Annuitant may designate a new Annuitant and continue the Contract in force.



                 Allianz Life Insurance Company of North America



           Secretary                                   President